B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2022

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 1, 2022 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2022 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2021. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 25% basis (third quarter of 2021 - 33%), representing the Company’s indirect ownership interest in the Nicaraguan and Nevada operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has a 50% interest in the Gramalote Project in Colombia. The Company also has an approximately 25% interest in Calibre and an approximately 19% interest in BeMetals Corp. In addition, the Company has a portfolio of other evaluation and exploration projects in a number of countries including Mali, Uzbekistan and Finland.
Summary
Consolidated gold revenue for the third quarter of 2022 was $393 million on sales of 229,400 ounces at an average realized gold price of $1,711 per ounce, compared to $511 million on sales of 286,650 ounces at an average realized gold price of $1,782 per ounce in the third quarter of 2021. The decrease in gold revenue of 23% ($118 million) was mainly attributable to a 20% decrease in gold ounces sold and a 3% decrease in average realized gold price. Consolidated gold revenue for the first nine months of 2022 was $1.14 billion on sales of 629,800 ounces at an average price of $1,810 per ounce compared to $1.24 billion on sales of 689,051 ounces at an average price of $1,794 per ounce in the first nine months of 2021. The decrease in gold revenue of 8% ($96 million) was attributable to a 9% decrease in gold ounces sold, partially offset by a 1% increase in average realized gold price.

Total gold production in the third quarter of 2022 was 227,016 ounces (including 12,113 ounces of attributable production from Calibre), below budget by 17% (45,200 ounces), and consolidated gold production from the Company’s three operating mines was 214,903 ounces, below budget by 18% due to temporary operational challenges at the Fekola and Otjikoto Mines (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2022, production from the Fekola Mine was impacted by an exceptionally challenging rainy season which temporarily delayed access to higher grade ore from Fekola open-pit Phase 6. The ore from Fekola open-pit Phase 6, which is currently being mined in the fourth quarter of 2022, is anticipated to average between 3.4 to 3.5 grams per tonne (“g/t”) gold. Over the full fourth quarter of 2022, gold grade mined is anticipated to average over 3.0 g/t gold at Fekola. In the third quarter of 2022, the Otjikoto Mine was impacted by delays in bringing the Wolfshag Underground mine into production due to contractor delays in prior quarters. The contractor has been replaced and development rates have recovered. Gold production from the Otjikoto Mine is forecast to significantly increase in the fourth quarter of 2022 as mining has reached a higher grade zone in the Otjikoto pit and with stope ore production from the Wolfshag Underground mine. Compared to the third quarter of 2021, total consolidated gold production was lower by 27% (83,245 ounces) for the reasons noted above. In addition, production in the third quarter of 2022 was expected to be lower than the third quarter of 2021 due to the planned mining sequence and overall planned lower mined grades. For the first nine months of 2022, total gold production was 660,004 ounces (including 39,770 ounces of attributable production from Calibre), below budget by 5% (33,286 ounces), and lower than the first nine months of 2021 by 11% (82,513 ounces) due to temporary operational challenges at the Fekola and Otjikoto mines in the third quarter of 2022. In addition, the first nine months of 2022 was expected to be lower than the first nine months of 2021 due to the planned mining sequence and overall planned lower mined grades. Consolidated gold production from the Company’s three operating mines was 620,234 ounces in the first nine months of 2022, below budget by 6% (38,367 ounces) and 11% (78,512 ounces) lower compared to the first nine months of 2021.

For the third quarter of 2022, consolidated cash operating costs1 were $798 per gold ounce produced ($810 per gold ounce sold), $186 (30%) per gold ounce produced higher than budget and $380 (91%) higher than the third quarter of 2021. Including estimated attributable results for Calibre, cash operating costs for the third quarter of 2022 were $815 per gold ounce produced ($824 per gold ounce sold), $186 (30%) per gold ounce produced higher than budget and $370 (83%) higher than the third quarter of 2021. Cash operating costs per ounce produced for the third quarter of 2022 were higher than budget and higher than the third quarter of 2021 as a result of the lower than budgeted production resulting from the exceptionally challenging rainy season at the Fekola Mine and delays in the Wolfshag Underground mine and higher than budgeted fuel and other consumables prices related to worldwide inflation. For the first nine months of 2022, consolidated cash operating costs were $749 per gold ounce produced ($741 per gold ounce sold), in line with budget and $217 (41%) per gold ounce produced higher than the first nine months of 2021. Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2022 were $767 per gold ounce produced ($760 per gold ounce sold), in line with budget and $211 (38%) per gold ounce produced higher than the first nine months of 2021. Cash operating costs per ounce produced for the first nine months of 2022 were in line with budget largely as a result of lower production and higher fuel costs being partially offset by lower tonnes mined at Fekola, delays in incurring Wolfshag Underground costs (now expected in the fourth quarter of 2022) and a weaker Namibian dollar. Cash operating costs for the first nine months of 2022 were higher than the first nine months of 2021 due to lower production and inflation driven higher input costs in the first nine months of 2022, including higher fuel unit prices and other consumables prices related to worldwide inflation.

Consolidated all-in sustaining costs2 for the third quarter of 2022 were $1,154 per gold ounce sold compared to budget of $954 per gold ounce sold and $777 per gold ounce sold for the third quarter of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the third quarter of 2022 were $1,169 per gold ounce sold compared to budget of $962 per gold ounce sold and $795 per gold ounce sold for the third quarter of 2021. All-in sustaining costs for the third quarter of 2022 were 22% higher than budget as a result of the higher than budgeted cash operating costs described above and lower than budgeted gold ounces sold partially offset by higher than budgeted realized gains on the settlement of fuel derivatives.
1 “Cash operating costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Consolidated all-in sustaining costs for the first nine months of 2022 were $1,100 per gold ounce sold compared to budget of $1,147 per gold ounce sold and $887 per gold ounce sold for the first nine months of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2022 were $1,108 per gold ounce sold compared to budget of $1,147 per gold ounce sold and $900 per gold ounce sold for the first nine months of 2021. All-in sustaining costs for the first nine months of 2022 were in line with budget and reflected slightly higher than budgeted production costs per ounce sold partially offset by higher than budgeted realized gains on the settlement of fuel derivatives and lower than budgeted sustaining capital expenditures ($36 million). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred in the fourth quarter of 2022.

For the full-year 2022, total consolidated production and cost guidance remains unchanged. Production shortfalls due to mining sequence changes at the Fekola and Otjikoto mines in the third quarter of 2022 are forecast to reverse in the fourth quarter of 2022 with higher grade production forecast from Fekola Phase 6 and Wolfshag Underground. As a result, the Company re-affirms its total gold production guidance for 2022 of between 990,000 and 1,050,000 ounces of gold (including 40,000 and 50,000 attributable ounces projected from Calibre). Overall and after factoring in the operating results for the first nine months of 2022, the Company's costs guidance ranges for full-year 2022 remain unchanged. The Company’s total consolidated cash operating costs are expected to be at the upper end of the original guidance range of between $620 and $660 per ounce and total consolidated all-in sustaining costs are expected to within the original guidance range of between $1,010 and $1,050 per ounce.

The Company’s operations continue to be impacted by global cost inflation with fuel costs reflecting the most significant increases. However, despite these ongoing cost pressures, draw downs of existing inventories, proactive management and the revised sequencing of certain mining and capital costs, and gains realized from the Company's fuel hedging program, the Company's consolidated cash operating costs and all-in sustaining costs in the first nine months of 2022 were in line with budget. For full-year 2022, the Company expects to be at the upper end of its original total consolidated cash operating cost guidance range and within its original total consolidated all-in sustaining cost guidance range. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

Net loss for the third quarter of 2022 was $21 million compared to net income of $135 million for the third quarter of 2021. For the third quarter of 2022, the Company generated a net loss attributable to the shareholders of the Company of $23 million (net loss of $0.02 per share) compared to a net income attributable to the shareholders of the Company of $123 million ($0.12 per share) in the third quarter of 2021. Adjusted net income attributable to the shareholders of the Company3 for the third quarter of 2022 was $32 million ($0.03 per share) compared to $123 million ($0.12 per share) in the third quarter of 2021. The net loss incurred in the third quarter of 2022 was driven by a number of factors including: lower than budget consolidated gold production of 45,750 ounces and related gold sales due to mining sequence changes at the Fekola and Otjikoto mines (these temporary sequence timing differences are expected to be caught up in the fourth quarter of 2022); non-cash exploration write-offs and losses on disposal of mineral property costs totalling $8 million; non-cash unrealized derivative losses of $17 million recorded for changes in the fair value of the Company's fuel hedge book (losses in the current quarter were driven by changes in fuel prices between July 1, 2022 and September 30, 2022). Since January 1, 2022, the Company has recorded realized gains of $25 million and unrealized losses of $7 million related to its fuel hedging program); and non-cash deferred income tax charges of $35 million primarily driven by a weakening of the Malian and Namibian currencies compared to the United States dollar which generated higher temporary differences between the accounting and tax basis. For the first nine months of 2022, the Company generated net income of $110 million compared to a net income of $308 million in the first nine months of 2021, including net income attributable to the shareholders of the Company of $95 million ($0.09 per share) in the first nine months of 2022 compared to $283 million ($0.27 per share) in the first nine months of 2021. Adjusted net income attributable to the shareholders of the Company for the first nine months of 2022 was $142 million ($0.13 per share) compared to adjusted net income of $273 million ($0.26 per share) in the first nine months of 2021.

Cash flow provided by operating activities was $93 million in the third quarter of 2022 compared to $320 million in the third quarter of 2021, a decrease of $227 million due mainly to lower revenues of $118 million, higher production costs of $55 million and higher working capital outflows in the third quarter of 2022 (most significantly for current income taxes with cash taxes paid in the third quarter of 2022 being $36 million higher than the third quarter of 2021 as the Fekola priority dividend of $31 million was paid in the third quarter of 2022 rather than in the second quarter of 2021). Cash income and withholding tax payments in the third quarter of 2022 totalled $79 million (third quarter of 2021 - $43 million). Cash flow provided by operating activities was $325 million in the first nine months of 2022 compared to $458 million in the first nine months of 2021, a decrease of $133 million due mainly to lower revenues of $96 million, higher production costs of $92 million and higher long-term value-added taxes outflows, partially offset by lower working capital outflows in the first nine months of 2022 (most significantly for current income taxes with cash taxes paid in the first nine months of 2022 being $64 million lower than the first nine months of 2021) and higher realized gains on fuel contracts of $20 million. In the first nine months of 2021, income tax payments were significantly higher than the first nine months of 2022 as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020. Cash income and withholding tax payments in the first nine months of 2022 totalled $177 million (first nine months of 2021 - $241 million), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is now forecasting to make total cash income and withholding tax payments in 2022 of approximately $260 million compared to $280 million disclosed previously.
3 Adjusted net income attributable to shareholders of the Company ” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2022, the Company had cash and cash equivalents of $549 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $725 million (December 31, 2021 - $802 million). At September 30, 2022, the full amount of the Company's $600 million revolving credit facility ("RCF") was undrawn and available.

On February 2, 2022, the Company announced that B2Gold’s Malian subsidiary had received a new exploration permit covering the same perimeter as the Menankoto permit, which together with the Bantako North permit comprises the Anaconda Area, located 20 kilometres from the Fekola Mine. The Menankoto permit was issued by the Government of Mali in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for 2 additional three year periods.

On February 2, 2022 the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Approximately 50,000 ounces has been budgeted to be produced from the Cardinal Zone in 2022 and included in Fekola's 2022 production guidance. Based on engineering studies completed to date, the Cardinal Zone has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years to Fekola's annual gold production.

On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit.

On July 3, 2022, the Economic Community of West African States (“ECOWAS”) removed the economic, financial and diplomatic sanctions imposed on Mali earlier in 2022 following the interim Malian Government’s announcement of a two-year transition to presidential elections and the promulgation of a new electoral law. As a result, Mali’s borders with its neighbours are now open to normal commercial traffic and ordinary supply routes are once again available.

On September 20, 2022, the Company completed the acquisition of Oklo Resources Limited ("Oklo"), which provides B2Gold with an additional landholding of 1,405 km2 covering highly prospective greenstone belts in Mali, including Oklo’s flagship Dandoko project (550 km2), located approximately 25 kilometres from each of the Fekola Mine and the Anaconda Area.

Based on the updated Anaconda Area Mineral Resource estimate and B2Gold’s preliminary planning, the Company has demonstrated that the Anaconda Area (Bantako and Menankoto license areas) could provide selective higher grade saprolite material (average grade of 2.2 g/t gold) to be trucked to and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material to the Fekola mill will increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces of gold per year to the Fekola mill's annual production.

In 2022, the Company budgeted $33 million for development of saprolite mining at the Anaconda Area including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is arriving, and the Company expects to break ground on roads and mining infrastructure construction in the fourth quarter of 2022. Engineering and procurement of the mine workshop and mobile equipment is on schedule for saprolite production from the Bantako license area as early as the second quarter of 2023 and from the Dandoko license area as early as the fourth quarter of 2023. Production from Bantako and Dandoko is contingent upon receipt of all necessary permits as well as optimizing long-term project value from the various oxide and sulphide material sources now available including Fekola Pit, Fekola Underground, Cardinal, Bantako, Menankoto, Dandoko, and Bakolobi.

In the third quarter of 2022, the Company commenced a feasibility level engineering study of stand-alone mill and oxide processing facilities at the Anaconda Area. The study will be based on processing at least 4 million tonnes per annum (“Mtpa”) of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis indicates that the combined Fekola and Anaconda processing facilities could have the potential to produce more than 800,000 ounces of gold per year commencing as early as 2026.

The Gramalote Feasibility Study has been completed for the Gramalote gold project in Colombia (the “Gramalote Project”), a joint venture between B2Gold and AngloGold Ashanti Limited (“AngloGold”), and both partners have determined that the project does not meet their investment thresholds for development of the project. The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities. B2Gold and AngloGold have completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that it would be the best interests of all stakeholders for a new party to own the Gramalote Project. Accordingly, both parties intend to commence a joint sales process for the Gramalote Project in the fourth quarter of 2022.

On February 22, 2022, June 8, 2022 and September 12, 2022, B2Gold’s Board of Directors declared a cash dividend for the first, second and third quarter of 2022, respectively, of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2022, June 29, 2022 and September 29, 2022, respectively. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.
REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Gold revenue ($ in thousands)	392,554	510,859	1,140,122	1,236,151
Net (loss) income ($ in thousands)	(21,234)	134,871	110,255	307,685
(Loss) earnings per share – basic(1) ($/ share)	(0.02)	0.12	0.09	0.27
(Loss) earnings per share – diluted(1) ($/ share)	(0.02)	0.12	0.09	0.27
Cash provided by operating activities ($ thousands)	93,118	320,283	325,307	457,821
Average realized gold price ($/ ounce)	1,711	1,782	1,810	1,794
Adjusted net income(1)(2) ($ in thousands)	31,996	122,750	142,340	272,646
Adjusted earnings per share(1)(2) – basic ($)	0.03	0.12	0.13	0.26
Excluding equity investment in Calibre:
Gold sold (ounces)	229,400	286,650	629,800	689,051
Gold produced (ounces)	214,903	295,723	620,234	698,746
Cash operating costs(2) ($/ gold ounce sold)	810	456	741	544
Cash operating costs(2) ($/ gold ounce produced)	798	418	749	532
Total cash costs(2) ($/ gold ounce sold)	926	572	862	666
All-in sustaining costs(2) ($/ gold ounce sold)	1,154	777	1,100	887
Including equity investment in Calibre:
Gold sold (ounces)	241,558	301,153	669,776	732,986
Gold produced (ounces)	227,016	310,261	660,004	742,517
Cash operating costs(2) ($/ gold ounce sold)	824	482	760	568
Cash operating costs(2) ($/ gold ounce produced)	815	445	767	556
Total cash costs(2) ($/ gold ounce sold)	939	596	878	687
All-in sustaining costs(2) ($/ gold ounce sold)	1,169	795	1,108	900
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Third quarter 2022 and 2021
Revenue
Consolidated gold revenue for the third quarter of 2022 was $393 million on sales of 229,400 ounces at an average realized gold price of $1,711 per ounce, compared to $511 million on sales of 286,650 ounces at an average realized gold price of $1,782 per ounce in the third quarter of 2021. The decrease in gold revenue of 23% ($118 million) was mainly attributable to a 20% decrease in gold ounces sold and a 3% decrease in average realized gold price.

In the third quarter of 2022, the Fekola Mine accounted for $230 million (third quarter of 2021 - $288 million) of gold revenue from the sale of 135,150 ounces (third quarter of 2021 - 161,550 ounces), the Masbate Mine accounted for $108 million (third quarter of 2021 - $118 million) of gold revenue from the sale of 62,600 ounces (third quarter of 2021 - 66,300 ounces) and the Otjikoto Mine accounted for $55 million (third quarter of 2021 - $105 million) of gold revenue from the sale of 31,650 ounces (third quarter of 2021 - 58,800 ounces).

Production and operating costs
Total gold production in the third quarter of 2022 was 227,016 ounces (including 12,113 ounces of attributable production from Calibre), below budget by 17% (45,200 ounces), and consolidated gold production from the Company’s three operating mines was 214,903 ounces, below budget by 18% due to temporary operational challenges at the Fekola and Otjikoto Mines (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2022, production from the Fekola Mine was impacted by an exceptionally challenging rainy season which temporarily delayed access to higher grade ore from Fekola open-pit Phase 6. The ore from Fekola open-pit Phase 6, which is currently being mined in the fourth quarter of 2022, is anticipated to average between 3.4 to 3.5 grams per tonne (“g/t”) gold. Over the full fourth quarter of 2022, gold grade mined is anticipated to average over 3.0 g/t gold at Fekola. In the third quarter of 2022, the Otjikoto Mine was impacted by delays in bringing the Wolfshag Underground mine into production due to contractor delays in prior quarters. The contractor has been replaced and development rates have recovered. Gold production from the Otjikoto Mine is forecast to significantly increase in the fourth quarter of 2022 as mining has reached a higher grade zone in the Otjikoto pit and with stope ore production from the Wolfshag Underground mine. Compared to the third quarter of 2021, total consolidated gold production was lower by 27% (83,245 ounces) for the reasons noted above. In addition, production in the third quarter of 2022 was expected to be lower than the third quarter of 2021 due to the planned mining sequence and overall planned lower mined grades.

For the third quarter of 2022, consolidated cash operating costs (refer to "Non-IFRS Measures") were $798 per gold ounce produced ($810 per gold ounce sold), $186 (30%) per gold ounce produced higher than budget and $380 (91%) higher than the third quarter of 2021 consolidated cash operating costs of $418 per gold ounce produced. Including estimated attributable results for Calibre, cash operating costs for the third quarter of 2022 were $815 per gold ounce produced ($824 per gold ounce sold), $186 (30%) per gold ounce produced higher than budget and $370 (83)% higher than the third quarter of 2021 cash operating costs of $445 per gold ounce produced. Cash operating costs per ounce produced for the third quarter of 2022 were higher than budget and higher than the third quarter of 2021 as a result of the lower than budgeted production resulting from the exceptionally challenging rainy season at the Fekola Mine and delays in the Wolfshag Underground mine and higher than budgeted fuel and other consumables prices related to worldwide inflation.

The Company’s operations continue to be impacted by global cost inflation with fuel costs reflecting the most significant increases. However, despite these ongoing cost pressures, draw downs of existing inventories, proactive management and the revised sequencing of certain mining and capital costs, and gains realized from the Company's fuel hedging program, the Company's consolidated cash operating costs and all-in sustaining costs in the first nine months of 2022 were in line with budget. For full-year 2022, the Company expects to be at the upper end of its original total consolidated cash operating cost guidance range and within its original total consolidated all-in sustaining cost guidance range. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the third quarter of 2022 were $1,154 per gold ounce sold compared to budget of $954 per gold ounce sold and $777 per gold ounce sold for the third quarter of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the third quarter of 2022 were $1,169 per gold ounce sold compared to budget of $962 per gold ounce sold and $795 per gold ounce sold for the third quarter of 2021. All-in sustaining costs for the third quarter of 2022 were 22% higher than budget as a result of the higher than budgeted cash operating costs described above and lower than budgeted gold ounces sold partially offset by higher than budgeted realized gains on the settlement of fuel derivatives.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $94 million in the third quarter of 2022 compared to $112 million in the third quarter of 2021. The 16% decrease in depreciation expense was primarily due to a 20% decrease in the gold ounces sold partially offset by a 5% increase in the depreciation charge per ounce of gold sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $27 million for the third quarter of 2022 compared to $33 million for the third quarter of 2021. The 20% decrease in royalties and production taxes was primarily due to a 20% decrease in the gold ounces sold.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the third quarter of 2022 was $10 million which was in line with the third quarter of 2021.
Share-based payment expense for the third quarter of 2022 was $6 million, which was in line with the third quarter of 2021.
In the third quarter of 2022, the Company recorded a net $4 million write-off of mineral property interests relating to greenfield exploration targets.

A loss on sale of mineral property interest of $3 million was recorded in the third quarter of 2022 relating to the completion of the sale of the Ondundu Property.
For the third quarter of 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was $2 million. Calibre will report its third quarter of 2022 financial results on November 2, 2022. The Company will update any differences in the fourth quarter of 2022. The Company held approximately 25% of the total issued and outstanding Calibre common shares and the Company's investment in Calibre had a market value of $77 million at September 30, 2022.
The Company reported $8 million in foreign exchange losses for the third quarter of 2022 compared to foreign exchange losses of $3 million for the third quarter of 2021. The foreign exchange losses for the third quarter of 2022 resulted from the weakening of the local currency in Mali and Namibia versus the US dollar and mainly reflects its impact on foreign currency denominated working capital balances.
The Company reported $3 million in interest and financing expense during the third quarter of 2022 in line with the third quarter of 2021.
For the third quarter of 2022, the Company recorded derivative losses of $9 million compared to derivative gains of $5 million in the third quarter of 2021. The losses were driven by fuel forward contracts and consisted of net unrealized losses of $17 million (Q3 2021 - net unrealized gains of $3 million) and realized gains of $8 million (Q3 2021 - realized gains of $2 million).

For the third quarter of 2022, the Company recorded a net current income and other tax expense of $33 million, compared to $83 million in the third quarter of 2021, consisting of current income tax of $26 million (Q3 2021 - $69 million), the 10% priority dividend to the State of Mali of $6 million (Q3 2021 - $12 million) and withholding tax (on intercompany dividends/management fees) of $1 million (Q3 2021 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Current tax expense decreased by $50 million in the third quarter of 2022 compared to the third quarter of 2021 mainly as a result of lower taxable income. For the third quarter of 2022, the Company recorded a deferred income tax expense of $35 million compared to $3 million in the third quarter of 2021. Deferred income tax expense increased by $32 million in the third quarter of 2022 compared to the third quarter of 2021 mainly due to the weakening of the Malian, Namibian and Colombian currencies relative to the United States dollar in the third quarter of 2022 which resulted in higher temporary differences between accounting and taxable income.

Net loss for the third quarter of 2022 was $21 million compared to net income of $135 million for the third quarter of 2021. For the third quarter of 2022, the Company generated a net loss attributable to the shareholders of the Company of $23 million (net loss of $0.02 per share) compared to a net income attributable to the shareholders of the Company of $123 million ($0.12 per share) in the third quarter of 2021. The net loss incurred in the third quarter of 2022 was driven by a number of factors including: lower than budget consolidated gold production of 45,750 ounces and related gold sales due to mining sequence changes at the Fekola and Otjikoto mines (these temporary sequence timing differences are expected to be caught up in the fourth quarter of 2022); non-cash exploration write-offs and losses on disposal of mineral property costs totalling $8 million; non-cash unrealized derivative losses of $17 million recorded for changes in the fair value of the Company's fuel hedge book (losses in the current quarter were driven by changes in fuel prices between July 1, 2022 and September 30, 2022). Since January 1, 2022, the Company has recorded realized gains of $25 million and unrealized losses of $7 million related to its fuel hedging program); and non-cash deferred income tax charges of $35 million primarily driven by a weakening of the Malian and Namibian currencies compared to the United States dollar which generated higher temporary differences between the accounting and tax basis. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the third quarter of 2022 was $32 million ($0.03 per share) compared to $123 million ($0.12 per share) in the third quarter of 2021. Adjusted net income in the third quarter of 2022 excluded the write-down of mineral property interests of $4 million, loss on sale of mineral interests of $3 million, non-cash interest income on deferred consideration receivable of $1 million, unrealized losses on derivative instruments of $17 million and a deferred income tax expense of $33 million.

Cash flow provided by operating activities was $93 million in the third quarter of 2022 compared to $320 million in the third quarter of 2021, a decrease of $227 million due mainly to lower revenues of $118 million, higher production costs of $55 million and higher working capital outflows in the third quarter of 2022 (most significantly for current income taxes with cash taxes paid in the third quarter of 2022 being $36 million higher than the third quarter of 2021 as the Fekola priority dividend of $31 million was paid in the third quarter of 2022 rather than in the second quarter of 2021). Cash income tax payments in the third quarter of 2022 totalled $79 million (third quarter of 2021 - $43 million). Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is now forecasting to make total cash income and withholding tax payments in 2022 of approximately $260 million compared to $280 million disclosed previously.

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2022, the Company had cash and cash equivalents of $549 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $725 million (December 31, 2021 - $802 million). At September 30, 2022, the full amount of the Company's $600 million RCF was undrawn and available.

Year to date results
Revenue
Consolidated gold revenue for the first nine months of 2022 was $1.14 billion on sales of 629,800 ounces at an average price of $1,810 per ounce compared to $1.24 billion on sales of 689,051 ounces at an average price of $1,794 per ounce in the first nine months of 2021. The decrease in gold revenue of 8% ($96 million) was attributable to a 9% decrease in gold ounces sold, partially offset by a 1% increase in average realized gold price.

In the first nine months of 2022, the Fekola Mine accounted for $652 million (first nine months of 2021 - $712 million) of gold revenue from the sale of 361,800 ounces (first nine months of 2021 - 396,750 ounces), the Masbate Mine accounted for $291 million (first nine months of 2021 - $326 million) of gold revenue from the sale of 160,150 ounces (first nine months of 2021 - 181,641 ounces) and the Otjikoto Mine accounted for $197 million (first nine months of 2021 - $198 million) of gold revenue from the sale of 107,850 ounces (first nine months of 2021 - 110,660 ounces).
Production and operating costs

For the first nine months of 2022, total gold production was 660,004 ounces (including 39,770 ounces of attributable production from Calibre), below budget by 5% (33,286 ounces), and lower than the first nine months of 2021 by 11% (82,513 ounces) due to temporary operational challenges at the Fekola and Otjikoto mines in the third quarter of 2022 (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2022, the Fekola Mine was impacted by an exceptionally challenging rainy season which delayed access to higher grade ore from Fekola Phase 6. The ore from Fekola Phase 6, which is currently being mined in the fourth quarter of 2022, is anticipated to average between 3.4 to 3.5 g/t gold. In the third quarter of 2022, the Otjikoto Mine was impacted by delays in bringing the Wolfshag Underground mine into production due to contractor delays in prior quarters. The contractor has been replaced and development rates have recovered. Gold production from the Otjikoto Mine is forecast to significantly increase in the fourth quarter of 2022 when mining reaches a higher grade zone in the Otjikoto pit and stope ore production commences from the Wolfshag Underground mine. In addition, production in the first nine months of 2022 was expected to be lower than the first nine months of 2021 due to the planned mining sequence and overall planned lower mined grades. Consolidated gold production from the Company’s three operating mines was 620,234 ounces in the first nine months of 2022, below budget by 6% (38,367 ounces) and 11% (78,512 ounces) lower compared to the first nine months of 2021.

For the first nine months of 2022, consolidated cash operating costs (refer to "Non-IFRS Measures") were $749 per gold ounce produced ($741 per gold ounce sold), in line with budget and $217 (41%) per gold ounce produced higher than the first nine months of 2021. Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2022 were $767 per gold ounce produced ($760 per gold ounce sold), in line with budget and $211 (38%) per gold ounce produced higher than the first nine months of 2021. Cash operating costs per ounce produced for the first nine months of 2022 were in line with budget largely as a result of lower production and higher fuel costs being partially offset by lower tonnes mined at Fekola, delays in incurring Wolfshag Underground costs (now expected in the fourth quarter of 2022) and a weaker Namibian dollar. Cash operating costs for the first nine months of 2022 were higher than the first nine months of 2021 due to lower production and inflation driven higher input costs in the first nine months of 2022, including higher fuel unit prices and other consumables prices related to worldwide inflation.

The Company’s operations continue to be impacted by global cost inflation with fuel costs reflecting the most significant increases. However, despite these ongoing cost pressures, draw downs of existing inventories, proactive management and the revised sequencing of certain mining and capital costs, and gains realized from the Company's fuel hedging program, the Company's consolidated cash operating costs and all-in sustaining costs in the first nine months of 2022 were in line with budget. For full-year 2022, the Company expects to be at the upper end of its original total consolidated cash operating cost guidance range and within its original total consolidated all-in sustaining cost guidance range. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first nine months of 2022 were $1,100 per gold ounce sold compared to budget of $1,147 per gold ounce sold and $887 per gold ounce sold for the first nine months of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2022 were $1,108 per gold ounce sold compared to budget of $1,147 per gold ounce sold and $900 per gold ounce sold for the first nine months of 2021. All-in sustaining costs for the first nine months of 2022 were in line with budget and reflected slightly higher than budgeted production costs per ounce sold partially offset by higher than budgeted realized gains on the settlement of fuel derivatives and lower than budgeted sustaining capital expenditures ($36 million). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred in the fourth quarter of 2022.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $253 million for the first nine months of 2022 compared to $256 million in the first nine months of 2021. The 1% decrease in depreciation expense was due to a 9% decrease in gold ounces sold partially offset by a 8% increase in the depreciation charge per gold ounce sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the Fekola and Masbate mines, an increase in costs to be depreciated for the Fekola Mine and higher depreciation of prestripping assets at the Otjikoto and Fekola mines.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $76 million for the first nine months of 2022 compared to $84 million in the first nine months of 2021. The 10% decrease in royalties and production taxes was due to a 9% decrease in gold ounces sold and a 1% increase in the average realized gold price.
Other
G&A for the first nine months of 2022 was $34 million, which was $3 million higher than the first nine months of 2021. The higher G&A in the first nine months of 2022 resulted from higher bank charges and travel expenses as the restrictions on travel due to the COVID-19 pandemic continue to be lifted.

Share-based payment expense for the first nine months of 2022 was $18 million, which was $2 million higher than the first nine months of 2021. The higher share-based payment expense resulted from the timing of share-based payment grants and related vesting.

In the first nine months of 2022, the Company recorded a net $7 million write-off of mineral property interests relating to greenfield exploration targets compared to $1 million in the first nine months of 2021.

A loss on sale of mineral property interest of $3 million was recorded in the first nine months of 2022 relating to the completion of the sale of the Ondundu Property.

For the first nine months of 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was $9 million (first nine months of 2021 - $13 million). Calibre will report its third quarter of 2022 financial results on November 2, 2022. The Company will update any differences in the fourth quarter of 2022.

The Company reported $16 million in foreign exchange losses for the first nine months of 2022 compared to foreign exchange losses of $4 million for the first nine months of 2021. The foreign exchange losses for the first nine months of 2022 resulted from the weakening of the local currency in Mali and Namibia versus the US dollar and mainly reflect its impact on foreign currency denominated working capital balances.

The Company reported $8 million in interest and financing expense during the first nine months of 2022 in line with the first nine months of 2021.

For the first nine months of 2022, the Company recorded derivative gains of $18 million compared to $23 million in the first nine months of 2021. The gains were driven by fuel forward contracts and consisted of net unrealized losses of $7 million (first nine months of 2021 - net unrealized gains of $17 million) and realized gains of $25 million (first nine months of 2021 - realized gains of $6 million).

Other non-operating income for the first nine months of 2022 was $14 million, mainly consisting of a dilution gain on investment of Calibre of $5 million following dilution of the Company's investment in Calibre from 33% to 25% as a result of Calibre's acquisition of Fiore Gold Ltd. ("Fiore"), which closed in January 2022. In addition, in the first nine months of 2022 the Company recorded $3 million of non-cash interest income on the Deferred Consideration Receivable in connection with the Kiaka Project disposal and $5 million of cash interest income.

For the first nine months of 2022, the Company recorded a net current income and other tax expense of $140 million compared to $175 million in the first nine months of 2021, consisting of current income tax of $98 million (first nine months of 2021 - $129 million), the 10% priority dividend to the State of Mali of $18 million (first nine months of 2021 - $25 million) and withholding tax (on intercompany dividends/management fees) of $24 million (first nine months of 2021 - $21 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Current tax expense decreased by $34 million in the first nine months of 2022 compared to the first nine months of 2021 mainly as a result of lower taxable income. For the first nine months of 2022, the Company recorded a deferred income tax expense of $44 million compared $9 million in the first nine months of 2021. Deferred income tax expense increased by $35 million in the first nine months of 2022 compared to the first nine months of 2021, mainly due to the weakening of the Malian, Namibian and Colombian currencies relative to the United States dollar in the first nine months of 2022 which was partially offset by lower future withholding taxes on amounts to be repatriated by intercompany dividends. In addition, deferred income taxes in the first nine months of 2021 benefited from a reduction in the in the Philippine corporate income tax rate which was not repeated in 2022.

For the first nine months of 2022, the Company generated net income of $110 million compared to a net income of $308 million in the first nine months of 2021, including net income attributable to the shareholders of the Company of $95 million ($0.09 per share) in the first nine months of 2022 compared to $283 million ($0.27 per share) in the first nine months of 2021. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first nine months of 2022 was $142 million ($0.13 per share) compared to adjusted net income of $273 million ($0.26 per share) in the first nine months of 2021. Adjusted net income in the first nine months of 2022 excluded the write-down of mineral property interests of $7 million, reversal of impairment of long-lived assets of $1 million, loss on sale of mineral interests of $3 million, unrealized losses on derivative instruments of $7 million, dilution gain on Calibre investment of $5 million, non-cash interest income on deferred consideration receivable of $3 million and deferred income tax expense of $39 million.

Cash flow provided by operating activities was $325 million in the first nine months of 2022 compared to $458 million in the first nine months of 2021, a decrease of $133 million due mainly to lower revenues of $96 million, higher production costs of $92 million and higher long-term value-added taxes outflows, partially offset by lower working capital outflows in the first nine months of 2022 (most significantly for current income taxes with cash taxes paid in the first nine months of 2022 being $64 million lower than the first nine months of 2021) and higher realized gains on fuel contracts of $20 million. In the first nine months of 2021, income tax payments were significantly higher than the first nine months of 2022 as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020. Cash income and withholding tax payments in the first nine months of 2022 totalled $177 million (first nine months of 2021 - $241 million), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is now forecasting to make total cash income and withholding tax payments in 2022 of approximately $260 million compared to $280 million disclosed previously.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Gold revenue ($ in thousands)	230,023	288,306	652,361	712,302
Gold sold (ounces)	135,150	161,550	361,800	396,750
Average realized gold price ($/ ounce)	1,702	1,785	1,803	1,795
Tonnes of ore milled	2,285,423	2,361,042	6,906,172	6,730,332
Grade (grams/ tonne)	1.90	2.30	1.72	1.98
Recovery (%)	93.1	94.8	92.9	94.2
Gold production (ounces)	129,933	165,557	354,647	404,256
Cash operating costs(1) ($/ gold ounce sold)	694	424	667	494
Cash operating costs(1) ($/ gold ounce produced)	728	363	667	478
Total cash costs(1) ($/ gold ounce sold)	829	563	809	640
All-in sustaining costs(1) ($/ gold ounce sold)	978	716	971	772
Capital expenditures ($ in thousands)	20,353	27,961	68,779	54,078
Exploration ($ in thousands)	3,392	2,096	13,848	9,323
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 129,933 ounces in the third quarter of 2022, 17% lower than budget and 22% lower than the third quarter of 2021 due to a challenging rainy season in West

Mali which temporarily delayed access to higher grade ore from Fekola Phase 6. For the third quarter of 2022, mill feed grade was 1.90 g/t compared to budget of 2.35 g/t and 2.30 g/t in the third quarter of 2021; mill throughput was 2.29 million tonnes compared to a budget of 2.19 million tonnes and 2.36 million tonnes in the third quarter of 2021; and gold recovery averaged 93.1% compared to budget of 95.0% and 94.8% in the third quarter of 2021. The Fekola processing facilities continued to outperform budget due to favorable ore fragmentation and hardness as well as continued optimization of the grinding circuit. Mill feed grade was impacted in the third quarter of 2022 due to the processing of low-grade ore stockpiles as a replacement for delayed volumes of higher grade ore from Fekola open-pit Phase 6. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model. In early October 2022, mining commenced from the higher grade Fekola open-pit Phase 6 as the region exited its rainy season (which typically runs from June to September). Ore production in the fourth quarter of 2022 from Fekola open-pit Phase 6 is anticipated to average between 3.4 to 3.5 g/t gold. Over the fourth quarter of 2022, gold grade mined is anticipated to average over 3.0 g/t gold. For the first nine months of 2022, the Fekola Mine produced 354,647 ounces of gold, 7% below budget for the reasons outlined above. Compared to the first nine months of 2021, gold production for the first nine months of 2022 was 12% lower partially due to the planned mining sequence and partially due to the operational challenges encountered in the third quarter of 2022. For the first nine months of 2022, mill feed grade was 1.72 g/t compared to budget of 1.86 g/t and 1.98 g/t in the first nine months of 2021; mill throughput was 6.91 million tonnes compared to budget of 6.74 million tonnes and 6.73 million tonnes in the first nine months of 2021; and gold recovery averaged 92.9% compared to budget of 94.4% and 94.2% in the first nine months of 2021.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2022 were $728 per ounce produced ($694 per gold ounce sold) compared to a budget of $488 per ounce produced and $363 per ounce produced for the third quarter of 2021. Cash operating costs per ounce produced for the third quarter of 2022 were $240 per ounce produced or 49% higher than budget as a challenging wet season delayed access to expected high grade mining areas, leading to lower production in the third quarter of 2022. Operating costs were also higher than budgeted in the third quarter of 2022 largely due to higher than budgeted fuel and explosive prices and increases in mining equipment maintenance costs. The Fekola Mine’s cash operating costs for the first nine months of 2022 were $667 per ounce produced ($667 per gold ounce sold) compared to a budget of $635 per ounce produced and $478 per ounce produced for the first nine months of 2021. Cash operating costs per ounce produced for the first nine months of 2022 were $32 per ounce produced or 5% higher than budget as a result of lower than budgeted gold production. Total mining, processing and site general costs were in line with budget. Total costs were largely in line with budget due to lower overall tonnes mined compared to budget and in line with budget fuel prices realized in the first nine months of 2022 (fuel prices are set in advance by the State and therefore subject to timing delays between market fuel price increases and those experienced at the Fekola Mine). Fekola fuel prices were significantly lower than budget in the first quarter of 2022 but following the reset of State fuel pricing in the second and third quarters of 2022, fuel prices increased resulting in fuel prices being in line with budget for the nine months ended September 30, 2022. Compared to the third quarter of 2021 and first nine months of 2021, cash operating costs per ounce produced for the third quarter of 2022 and first nine months of 2022 were higher, as expected, mainly due to lower planned production, higher fuel and consumables costs and increased mining costs from operating deeper in the Fekola Pit.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2022 for the Fekola Mine were $978 per gold ounce sold compared to a budget of $777 per gold ounce sold and $716 per gold ounce sold in the third quarter of 2021. All-in sustaining costs for the third quarter of 2022 were $201 per gold ounce sold or 26% higher than budget as a result of higher than budgeted cash operating costs described above and lower than budgeted gold ounces sold partially offset by higher than budgeted realized gains on the settlement of fuel derivatives. All-in sustaining costs for the first nine months of 2022 for the Fekola Mine were $971 per gold ounce sold compared to a budget of $1,003 per gold ounce sold and $772 per gold ounce sold in the first nine months of 2021. All-in sustaining costs for the first nine months of 2022 were $32 per gold ounce sold or 3% lower than budget as a result of lower sustaining capital expenditures (mainly due to lower than budgeted prestripping costs and the deferral of other site capital projects) and higher than budgeted realized gains on the settlement of fuel derivatives partially offset by slightly higher than budgeted cash operating costs (5%) described above and lower gold ounces sold. The lower than budgeted sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred in the fourth quarter of 2022.

Capital expenditures in the third quarter of 2022 totalled $20 million primarily consisting of $11 million for mobile equipment purchases and rebuilds, $6 million for tailings storage facility expansion and equipment, $2 million for process plant and other site costs and $1 million for the development of the Cardinal zone. Capital expenditures in the first nine months of 2022 totalled $69 million primarily consisting of $18 million for mobile equipment purchases and rebuilds, $18 million for tailings storage facility expansion and equipment, $14 million for prestripping, and $12 million for the development of the Cardinal zone.

On July 3, 2022, ECOWAS removed the economic, financial and diplomatic sanctions imposed on Mali in January 2022. The sanctions were removed by ECOWAS after the interim Malian Government announced a two-year transition to presidential elections and promulgated a new electoral law. Mali’s borders with its neighbouring countries are now open to normal commercial traffic and ordinary supply routes are available. Throughout the period of the sanctions, the Fekola Mine continued to operate normally and meet its production targets while maintaining a good working relationship with the interim Government.

Based on an expected strong performance in the fourth quarter of 2022, as the region exits its rainy season and with higher grade production forecast from Fekola open-pit Phase 6, the Company re-affirms the Fekola Mine’s annual production guidance range of between 570,000 to 600,000 ounces of gold. Overall and after factoring in the operating results for the first nine months of 2022, Fekola's costs guidance ranges for full-year 2022 remain unchanged. For full-year 2022, cash operating costs are expected to be within Fekola's guidance range of between $510 and $550 per ounce produced and all-in sustaining costs are also expected to be within Fekola's guidance range of between $840 and $880 per ounce.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Gold revenue ($ in thousands)	107,936	117,795	290,704	325,627
Gold sold (ounces)	62,600	66,300	160,150	181,641
Average realized gold price ($/ ounce)	1,724	1,777	1,815	1,793
Tonnes of ore milled	1,888,722	1,840,379	5,885,163	5,652,091
Grade (grams/ tonne)	1.10	1.24	1.12	1.17
Recovery (%)	74.7	81.6	77.1	82.5
Gold production (ounces)	49,902	61,207	164,041	175,598
Cash operating costs(1) ($/ gold ounce sold)	879	546	815	597
Cash operating costs(1) ($/ gold ounce produced)	867	609	801	611
Total cash costs(1) ($/ gold ounce sold)	977	643	922	698
All-in sustaining costs(1) ($/ gold ounce sold)	1,110	751	1,076	820
Capital expenditures ($ in thousands)	10,158	7,023	29,908	20,365
Exploration ($ in thousands)	696	1,446	3,111	3,871
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines produced 49,902 ounces in the third quarter of 2022, below budget by 4% (2,110 ounces) as the ratio of sulphide and transitional ore to oxide ore was higher than budgeted in the third quarter of 2022, which contributed to the lower than budgeted throughput and recovery and higher than budgeted gold mill feed grade. Compared to the third quarter of 2021, gold production was lower by 18% (11,305 ounces) due to higher grade and recoveries in the third quarter of 2021. Processed grade was higher in the third quarter of 2021 (compared to the third quarter of 2022) due to mining of higher-grade zones of the Main Vein and Montana pits in the third quarter of 2021. Gold recoveries for processed ore were also higher in the third quarter of 2021 (compared to the third quarter of 2022) as mill recoveries outperformed Masbate’s modelled mine plan recoveries in the third quarter of 2021. For the third quarter of 2022, mill feed grade was 1.10 g/t compared to budget of 1.06 g/t and 1.24 g/t in the third quarter of 2021; mill throughput was 1.89 million tonnes compared to budget of 1.97 million tonnes and 1.84 million tonnes in the third quarter of 2021; and gold recovery averaged 74.7% compared to budget of 77.2% and 81.6% in the third quarter of 2021. For the first nine months of 2022, Masbate Mine’s gold production of 164,041 ounces was above budget by 3% (4,596 ounces) as a result of higher than budgeted mill throughput and higher than budgeted gold mill feed grade partially offset by lower than budgeted recovery. Compared to the first nine months of 2021, gold production was lower by 7% (11,557 ounces) due to lower grade and recoveries in the first nine months of 2022 due to mining of higher-grade zones of the Main Vein and Montana pits in 2021. For the first nine months of 2022, mill feed grade was 1.12 g/t compared to budget of 1.10 g/t and 1.17 g/t in the first nine months of 2021; mill throughput was 5.89 million tonnes compared to budget of 5.78 million tonnes and 5.65 million tonnes in the first nine months of 2021; and gold recovery averaged 77.1% compared to budget of 78.4% and 82.5% in the first nine months of 2021.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2022 were $867 per ounce produced ($879 per gold ounce sold) compared to a budget of $812 per ounce produced and $609 per ounce produced for the third quarter of 2021. Cash operating costs per ounce produced for the third quarter of 2022 were higher than budget by $55 per ounce produced, or 7%, as a result of slightly lower than budgeted gold production and higher than budgeted mining and processing costs resulting from higher than budgeted diesel and heavy fuel oil ("HFO") cost. Cash operating costs for the first nine months of 2022 were $801 per ounce produced ($815 per gold ounce sold) compared to a budget of $768 per ounce produced and $611 per ounce produced for the first nine months of 2021. Cash operating costs per ounce produced for the first nine months of 2022 were in line with budget due to higher than budgeted mining and processing costs resulting from higher than budgeted diesel and HFO costs partially offset by higher than budgeted gold produced. Cash operating costs per ounce produced for the third quarter of 2022 and the first nine months of 2022 were higher than the third quarter of 2021 and first nine months of 2021 by 42% and 31%, respectively, which was planned due to lower expected production as a function of the mine plan and expected increases to operating costs due to inflation including higher fuel and other consumable costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2022 were $1,110 per ounce sold compared to a budget of $1,109 per gold ounce sold and $751 per gold ounce sold in the third quarter of 2021. All-in sustaining costs for the third quarter of 2022 were in line with budget as a result of offsetting factors. Slightly higher than budgeted cash operating costs as describe above and slightly higher than budgeted capital expenditures due to timing differences were offset by higher than budgeted realized gains on the settlement of fuel derivatives and higher than budgeted gold ounces sold. All-in sustaining costs for the first nine months of 2022 were $1,076 per ounce sold compared to a budget of $1,133 per gold ounce sold and $820 per gold ounce sold in the first nine months of 2021. All-in sustaining costs for the first nine months of 2022 were $57 per gold ounce sold or 5% lower than budget as a result of lower than budgeted capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives which were partially offset by slightly higher than budgeted cash operating costs. The lower than budgeted sustaining capital expenditures were primarily a result of timing of expenditures and expected to be incurred in the fourth quarter of 2022.

Capital expenditures in the third quarter of 2022 totalled $10 million, primarily consisting of $5 million for mobile equipment purchases and rebuilds, $2 million for an additional powerhouse generator and $1 million for tailings storage facility construction. Capital expenditures in the first nine months of 2022 totalled $30 million, primarily consisting of $16 million for mobile equipment purchases and rebuilds, $5 million for an additional powerhouse generator and $3 million for tailings storage facility projects.

For the full year 2022 the Masbate Mine is expected to produce towards the lower end of its increased guidance range of between 215,000 and 225,000 ounces of gold (original guidance range was between 205,000 and 215,000 ounces of gold). For full-year 2022, with the increases being experienced in fuel prices, Masbate's cash operating costs are now expected to be at the lower end of Masbate's previously revised 2022 guidance range of between $820 and $860 per ounce (original guidance range was between $740 and $780 per ounce). The all-in sustaining cost guidance range remains unchanged and are expected to be at the upper end of Masbate's guidance range of between $1,070 and $1,110 per ounce.

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Gold revenue ($ in thousands)	54,595	104,758	197,057	198,222
Gold sold (ounces)	31,650	58,800	107,850	110,660
Average realized gold price ($/ ounce)	1,725	1,782	1,827	1,791
Tonnes of ore milled	877,249	901,216	2,573,360	2,656,367
Grade (grams/ tonne)	1.27	2.41	1.25	1.42
Recovery (%)	98.0	98.7	98.3	98.3
Gold production (ounces)	35,068	68,959	101,546	118,892
Cash operating costs(1) ($/ gold ounce sold)	1,165	443	881	635
Cash operating costs(1) ($/ gold ounce produced)	958	382	948	597
Total cash costs(1) ($/ gold ounce sold)	1,234	515	954	707
All-in sustaining costs(1) ($/ gold ounce sold)	1,625	781	1,247	1,137
Capital expenditures ($ in thousands)	20,292	19,371	59,575	59,337
Exploration ($ in thousands)	896	1,257	2,275	2,846
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 35,068 ounces in the third quarter of 2022, 32% (16,147 ounces) lower than budget and 49% (33,891 ounces) lower than the third quarter of 2021, mainly due to delays in bringing the Wolfshag Underground mine into production. Project delays were due to issues achieving development rates in prior periods, which have been addressed through the appointment of a new underground development contractor in April 2022. Development rates in the Wolfshag Underground mine have improved and are in line with budget, with access to initial development ore achieved in the third quarter of 2022 and stope ore production having commenced in the fourth quarter of 2022. Mined ore tonnage and grade continue to reconcile well with Otjikoto's resource model, with production expected to significantly increase in the fourth quarter of 2022 when mining reaches a higher-grade zone in the Otjikoto pit and with stope ore production from the Wolfshag Underground mine. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold. Ongoing delineation drilling for the initial stope indicates very good reconciliation with the resource model and stope location. For the third quarter of 2022, mill feed grade was 1.27 g/t compared to budget of 1.90 g/t and 2.41 g/t in the third quarter of 2021; mill throughput was 0.88 million tonnes compared to budget of 0.86 million tonnes and 0.90 million tonnes in the third quarter of 2021; and gold recovery averaged 98.0% compared to budget of 98.0% and 98.7% in the third quarter of 2021. For the first nine months of 2022, the Otjikoto Mine produced 101,546 ounces of gold, 14% (16,371 ounces) lower than budget mainly due to underground delays discussed above and 15% (17,346 ounces) lower than the first nine months of 2021 due planned changes in our sources available from the open pits and underground. For the first nine months of 2022, mill feed grade was 1.25 g/t compared to budget of 1.47 g/t and 1.42 g/t in the first nine months of 2021; mill throughput was 2.57 million tonnes compared to budget of 2.54 million tonnes and 2.66 million tonnes in the first nine months of 2021; and gold recovery averaged 98.3% compared to budget of 98.0% and 98.3% in the first nine months of 2021.

Cash operating (refer to “Non-IFRS Measures”) costs for the third quarter of 2022 were $958 per gold ounce produced ($1,165 per ounce gold sold), compared to a budget of $789 per ounce produced and $382 per ounce produced for the third quarter of 2021. Cash operating costs for the first nine months of 2022 were $948 per gold ounce produced ($881 per ounce gold sold), compared to a budget of $899 per ounce produced and $597 per ounce produced for the first nine months of 2021. Cash operating costs per ounce produced for the third quarter of 2022 and first nine months of 2022 were higher than budget as a result of lower production due to delays in accessing Wolfshag Underground production (which has commenced in the fourth quarter of 2022) and higher fuel costs partially offset by a weaker Namibian dollar. Cash operating costs per ounce sold for the third quarter of 2022 were 48% higher than budget, as a result of the sale of higher cost inventory produced in prior periods. Cash operating costs per ounce produced for the third quarter of 2022 and first nine months of 2022 were 151% and 59% higher, respectively, than the third quarter of 2021 and first nine months of 2021, respectively, mainly as a result of higher ounces produced in 2021, advancing into lower grade ore zones in the open pits in 2022 and higher fuel unit costs in 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2022 were $1,625 per gold ounce sold compared to a budget of $1,140 per gold ounce sold and $781 per gold ounce sold in the third quarter of 2021. All-in sustaining costs for the third quarter of 2022 were $485 per gold ounce sold or 43% higher than budget as a result of the higher than budgeted cash operating costs described above and lower than budgeted gold ounces sold, partially offset by lower sustaining capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives. All-in sustaining costs for the first nine months of 2022 were $1,247 per gold ounce sold compared to a budget of $1,330 per gold ounce sold and $1,137 per gold ounce sold in the first nine months of 2021. All-in sustaining costs for the first nine months of 2022 were $83 per gold ounce sold or 6% lower than budget as a result of lower sustaining capital expenditures which include lower prestripping and capitalized waste in the open pit and underground mines and higher than budgeted realized gains on the settlement of fuel derivatives partially offset by the slightly higher than budgeted cash operating costs described above and lower than budgeted gold ounces sold. The lower sustaining capital expenditures are mainly a result of delays in underground development resulting in underground development costs being classified as non-sustaining instead of sustaining as budgeted.

Capital expenditures for the third quarter of 2022 totalled $20 million, primarily consisting of $8 million for Wolfshag underground mine development, $7 million for prestripping in the Otjikoto pit, $3 million for mobile equipment purchases and rebuilds and $1 million to complete the national power grid connection line. Capital expenditures for the first nine months of 2022 totalled $60 million, primarily consisting of $27 million for Wolfshag underground mine development, $18 million for prestripping in the Otjikoto pit, $8 million for mobile equipment purchases and rebuilds and $5 million for the national power grid connection line.

The Otjikoto Mine is expected to produce towards the lower end of its previously revised guidance range of between 165,000 and 175,000 ounces of gold in 2022 (original guidance range of 175,000 to 185,000 ounces). Overall and after factoring in the operating results for the first nine months of 2022, Otjikoto's costs guidance ranges for full-year 2022 remain unchanged. For full-year 2022, cash operating costs are expected to be within Otjikoto's guidance range of between $740 and $780 per ounce and all-in sustaining costs are expected to be within its guidance range of between $1,120 and $1,160 per ounce.

Investment in Calibre

On January 12, 2022, Calibre completed its acquisition of Fiore and issued 101,321,923 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 25%. As a result of the acquisition, Calibre acquired a 100% interest in Fiore’s operating Pan Gold Mine, adjacent advanced-stage Gold Rock Project and the past producing Illipah Gold Project in Nevada, as well as the Golden Eagle project in Washington State.

At September 30, 2022, B2Gold held approximately 25% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 25% common shareholding of Calibre at September 30, 2022 was $77 million. For the third quarter of 2022 and the first nine months of 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $2 million and $9 million, respectively. Calibre will report its third quarter of 2022 financial results on November 2, 2022. The Company will update any differences in the fourth quarter of 2022.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated October 12, 2022, consolidated production of Calibre for the third quarter of 2022 was 49,081 ounces of which the Company's attributable share was 12,113 ounces and gold sales were 49,260 ounces of which the Company's attributable share was 12,158 ounces. Nicaragua gold production for the third quarter of 2022 was 38,928 ounces and Nevada gold production was 10,153 ounces. Consolidated production of Calibre for the first nine months of 2022 was 160,702 ounces of which the Company's attributable share was 39,770 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first nine months of 2022 will be at the mid-point of the guidance ranges of approximately $970 to $1,070 per ounce and $1,100 to $1,200 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the third quarter of 2022 reflect the adjustment for actual first half of 2022 results.

Fekola Complex Regional Development

Based on the updated Anaconda Area Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that the Anaconda Area (Bantako and Menankoto license areas) could provide selective higher grade saprolite material (average grade of 2.2 g/t gold) to be trucked approximately 20 kilometres and fed into the Fekola mill at a rate of up to 1.5 Mtpa. Trucking of selective higher grade saprolite material to the Fekola mill will increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces of gold per year to the Fekola mill's annual production (Fekola Complex optimization Phase I).

In 2022, the Company budgeted $33 million for the development of saprolite mining at the Anaconda Area including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is arriving, and the Company expects to break ground on roads and mining infrastructure construction in the fourth quarter of 2022. Engineering and procurement of the mine workshop and mobile equipment is on schedule for saprolite production from the Bantako license area as early as the second quarter of 2023 and from the Dandoko license area as early as the fourth quarter of 2023. Production from Bantako and Dandoko is contingent upon receipt of all necessary permits as well as optimizing long-term project value from the various oxide and sulphide material sources now available including Fekola Pit, Fekola Underground, Cardinal, Bantako, Menankoto, Dandoko, and Bakolobi.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company has therefore commenced a feasibility level engineering study of stand-alone mill and oxide processing facilities at the Anaconda Area (Fekola Complex optimization Phase II). The study will be based on processing at least 4 Mtpa of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis indicates that the combined Fekola and Anaconda processing facilities could have the potential to produce more than 800,000 ounces of gold per year commencing as early as 2026, subject to completion of final feasibility studies, and the receipt of all necessary regulatory approvals and permits. Further expansion of the Mamba and Cobra sulphide zones (see September 15, 2022 press release) could sustain a production profile averaging over 800,000 ounces of gold per year over a 10-year period. Drilling is currently ongoing at the Mamba and Cobra sulphide zones.

Gramalote Project - Colombia

The Gramalote Feasibility Study has been completed for the Gramalote Project, a joint venture between B2Gold and AngloGold, and both partners have determined that the project does not meet their investment thresholds for development of the project. The Gramalote Project continues to benefit from government support as well as continuing support from local communities. B2Gold and AngloGold have completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that the interests of all stakeholders would be best served by finding a buyer for the Project. The partners intend to commence a joint sales process for the Gramalote Project in the fourth quarter of 2022.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2022, the Company had cash and cash equivalents of $549 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $725 million (December 31, 2021 - $802 million). At September 30, 2022, the full amount of the Company's $600 million RCF was undrawn and available.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2022, the Company was in compliance with these debt covenants.

For the third quarter of 2022, capital expenditures totalled $76 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $20 million, the Masbate Mine had capital expenditures of $10 million, the Otjikoto Mine had capital expenditures of $20 million, the Gramalote Project had capital expenditures of $4 million and the Anaconda Area had capital expenditures of $5 million. Other exploration and development costs for the third quarter of 2022 totalled $16 million. In addition, for the third quarter of 2022, the Company incurred $21 million in acquisition costs for Oklo and received $45 million in deferred consideration for the sale of the Kiaka project in 2021. For the first nine months of 2022, capital expenditures totalled $229 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $69 million, the Masbate Mine had capital expenditures of $30 million, the Otjikoto Mine had capital expenditures of $60 million, the Gramalote Project had capital expenditures of $13 million and the Anaconda Area had capital expenditures of $12 million. Other exploration and development costs for the first nine months of 2022 totalled $46 million. In addition, for the first nine months of 2022, the Company made a $8 million mineral property exercise option payment in relation to the Ondundu Project which was subsequently sold in July 2022, incurred $48 million in acquisition costs for the Bakolobi permit in Mali, incurred $21 million in acquisition costs for Oklo and received $45 million in deferred consideration receivable for the sale of the Kiaka project in 2021.

As at September 30, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $20 million related to mobile equipment rebuilds, $13 million for the purchase of mobile equipment, $1 million related to the tailings facility expansion, $1 million for plant maintenance and $4 million for other capital projects. Of the total commitments of $39 million, $19 million is expected to be incurred in 2022 and $20 million is expected to be incurred in 2023.
•For payments at the Anaconda Area of $17 million for mobile equipment and $1 million for other costs, $5 million of which is expected to be incurred in 2022 and $13 million of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $4 million for powerhouse rebuilds and maintenance and $1 million related to mobile equipment purchases, all of which is expected to be incurred in 2022.
•For payments at the Otjikoto Mine of $2 million for the Wolfshag underground project, all of which is expected to be incurred in 2022.
•For payments at the Gramalote Project of $2 million for the Company's share of development costs, all of which is expected to be incurred in 2022.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first nine months of 2022, the Company entered into additional forward contracts for the purchase of 1,969,000 litres of fuel oil with settlements scheduled between November 2023 and January 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2022:

	2022	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	9,122	22,604	656	32,382
Average strike price	$0.32	$0.37	$0.43	$0.36

Forward – gas oil:
Litres (thousands)	6,410	17,066	—	23,476
Average strike price	$0.35	$0.43	$—	$0.41
The unrealized fair value of these contracts at September 30, 2022 was $8 million.

Operating activities

Cash flow provided by operating activities was $93 million in the third quarter of 2022 compared to $320 million in the third quarter of 2021, a decrease of $227 million due mainly to lower revenues of $118 million, higher production costs of $55 million and higher working capital outflows in the third quarter of 2022 (most significantly for current income taxes with cash taxes paid in the third quarter of 2022 being $36 million higher than the third quarter of 2021 as the Fekola priority dividend of $31 million was paid in the third quarter of 2022 rather than in the second quarter of 2021). Cash income and withholding tax payments in the third quarter of 2022 totalled $79 million (third quarter of 2021 - $43 million). Cash flow provided by operating activities was $325 million in the first nine months of 2022 compared to $458 million in the first nine months of 2021, a decrease of $133 million due mainly to lower revenues of $96 million, higher production costs of $92 million and higher long-term value-added taxes outflows, partially offset by lower working capital outflows in the first nine months of 2022 (most significantly for current income taxes with cash taxes paid in the first nine months of 2022 being $64 million lower than the first nine months of 2021) and higher realized gains on fuel contracts of $20 million. In the first nine months of 2021, income tax payments were significantly higher than the first nine months of 2022 as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020. Cash income and withholding tax payments in the first nine months of 2022 totalled $177 million (first nine months of 2021 - $241 million), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is now forecasting to make total cash income and withholding tax payments in 2022 of approximately $260 million compared to $280 million disclosed previously.

Financing activities

The Company’s cash used by financing activities for the third quarter of 2022 was a net outflow of $68 million. During the third quarter of 2022, the Company made equipment loan facility repayments of $1 million, principal payments on lease arrangements of $2 million, interest and commitment fee payments of $1 million, dividend payments of $43 million and distributed $24 million to non-controlling interests.

For the first nine months of 2022, the Company’s cash used by financing activities was a net outflow of $163 million. During the first nine months of 2022, the Company received proceeds from the exercise of stock options of $13 million, made equipment loan facility repayments of $12 million, principal payments on lease arrangements of $5 million, interest and commitment fee payments of $3 million, dividend payments of $128 million and distributed $28 million to non-controlling interests.

On February 22, 2022, June 8, 2022 and September 12, 2022, B2Gold’s Board of Directors declared a cash dividend for the first, second and third quarter of 2022, respectively, of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2022, June 29, 2022 and September 29, 2022, respectively.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the third quarter of 2022, capital expenditures totalled $76 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $20 million, the Masbate Mine had capital expenditures of $10 million, the Otjikoto Mine had capital expenditures of $20 million, the Gramalote Project had capital expenditures of $4 million and the Anaconda Area had capital expenditures of $5 million. Other exploration and development costs for the third quarter of 2022 totalled $16 million. In addition, for the third quarter of 2022, the Company incurred $21 million in acquisition costs for Oklo, issued a $5 million loan to an associate and received $45 million for the deferred consideration in relation to the sale of the Kiaka project in 2021. For the first nine months of 2022, capital expenditures totalled $229 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $69 million, the Masbate Mine had capital expenditures of $30 million, the Otjikoto Mine had capital expenditures of $60 million, the Gramalote Project had capital expenditures of $13 million and the Anaconda Area had capital expenditures of $12 million. Other exploration and development costs for the first nine months of 2022 totalled $46 million. In addition, for the first nine months of 2022, the Company made a $8 million mineral property exercise option payment in relation to the Ondundu Project, incurred $48 million in acquisition costs for the Bakolobi permit in Mali, incurred $21 million in acquisition costs for Oklo, issued a $5 million loan to an associate and received $45 million for the deferred consideration receivable in relation to the sale of the Kiaka project in 2021.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended September 30, 2022	For the three months ended September 30, 2021	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	3,392	2,096	13,848	9,323
Masbate Mine, exploration	696	1,446	3,111	3,871
Otjikoto Mine, exploration	896	1,257	2,275	2,846
Menankoto, exploration	3,222	1,123	4,729	4,087
Bantako North, exploration	2,378	2,934	6,734	6,568
Finland Properties, exploration	2,457	938	6,564	1,696
Uzbekistan Properties, exploration	1,120	1,156	2,693	2,624
Kiaka Project, exploration	—	588	—	3,639
Other	2,108	2,406	5,551	4,714

	16,269	13,944	45,505	39,368

B2Gold is executing another year of aggressive exploration in 2022 with a revised budget of approximately $75 million, an increase of $10 million over the original budget of $65 million. The increased exploration budget for 2022 will allow for exploration at the newly acquired Bakolobi and Dandoko permits and additional targets in the Anaconda Area. Exploration is focused predominantly in Mali, other operating mine sites in Namibia and the Philippines, as well as continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million in 2022 for its grassroots exploration programs, including several new regions.

B2Gold is currently conducting a 225,000 metre drill program in western Mali with a 2022 exploration budget of $35 million, including drill programs on the Fekola North deposit to further test the underground potential, and the Anaconda Area, including the Mamba, Adder, Anaconda. Cascabel, Viper and Cobra zones as well as the newly acquired Bakolobi and Dandoko permits. To date in 2022, the Company has completed approximately 128,000 metres of combined diamond, reverse circulation and aircore drilling on targets near the Fekola Mine, primarily targeting deep extensions of the Fekola deposit to the north and below the current reserve pit, and in the Anaconda Area, primarily on the Mamba, Adder and Cascabel zones), between 20 and 25 kilometres north of the Fekola Mine.

Fekola Mine

In 2022, approximately $10 million is budgeted to be spent on exploration of Cardinal/FMZ, Fekola Deeps and Fekola North.

On February 2, 2022, the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Drilling down plunge of the high-grade portions of the Cardinal Zone in 2021 has been successful and will be continued in 2022.

Deeper drilling beneath and down plunge of the Fekola open pit has been undertaken to follow high grade shoots that could potentially be amenable to mining underground. The Company has also continued to track the main Fekola structure north of the existing open pit.

Drilling undertaken since December 2021 at the Fekola North deposit has partially infilled areas of the deepest portions of the current Mineral Resource area and also tested beyond the limits of the current Mineral Resource pit in areas believed to be amenable to underground development. Drill holes intersect high grade sulphide mineralization in step outs beyond the limit of the current Mineral Resource pit and provide strong positive support to the ongoing evaluation of underground mining at Fekola. The Company has completed approximately 20,000 metres of deep diamond drilling on the Fekola North deposit in 2022.

Anaconda Area (comprised of the Menankoto and Bantako North permits) and Bakolobi

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda Area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine. The updated and significantly increased Anaconda Area Mineral Resource estimate (as at January 11, 2022) constrained within a conceptual pit shell at a gold price of $1,800 per ounce included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces).

In April 2022, the Company acquired the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2 and providing approximately 25 km of contiguous exploration potential along the Senegal-Mali Shear Zone An initial $2.2 million exploration program on the Bakolobi permit is underway for the second half of 2022. Drilling is focused on the southward extension of known resources in the Anaconda Area. The Company believes that the Bakolobi permit is a highly prospective area that has the potential to provide for the near-term addition of both saprolite- and sulphide-hosted gold deposits.

In 2022, approximately $24 million is now budgeted to be spent on exploration in the Anaconda Area (comprised of the Menankoto permit and Bantako North permit) and the Bakolobi permit; an increase of $7 million over the original budget of $17 million.

In 2022, the Company is drilling to infill and extend the saprolite resource area and to follow up on the sulphide mineralization at the Anaconda Area, including the Mamba and Adder zones, and several other targets below the saprolite mineralization. The good grade and width combinations at the Anaconda Area continue to provide a strong indication of the potential for Fekola-style south plunging bodies of sulphide mineralization, which remains open down plunge. Seven drill rigs are currently drilling in the Anaconda Area and one drill rig is currently operating on Bakolobi. On the Mamba zone, drill results are particularly significant as they confirm the continuity of high grade sulphide mineralization 110 metres below the limit of the updated Mineral Resource pit boundaries. In the main Anaconda Area Mineral Resource pit, drill results demonstrate the potential to add sulphide Mineral Resources beneath the currently defined saprolite resources, where the mineralization remains open at depth.

2022 West Mali Regional Exploration

B2Gold’s completed acquisition of Oklo and its flagship Dandoko project extends the footprint of B2Gold’s exploration in Mali to over 1,700 km2 and add the Dandoko project’s JORC 2012 compliant Measured and Indicated Mineral Resource estimate of 8.70 million tonnes at 1.88 g/t for 528,000 ounces of gold and an Inferred Mineral Resource estimate of 2.63 million tonnes at 1.67 g/t for 141,000 ounces of gold, to B2Gold’s rapidly growing Mineral Resource inventory in the region. The Company believes there is strong potential to extend the mineralization at the Dandoko project.

The Company also has been drilling on the Kolomba regional target, which is located approximately 15 kilometers from the Anaconda Area. Initial results from these drilling programs have been encouraging. This target is located north of the same structural corridor that hosts the Dandoko project.

In October 2022, a diamond drill rig dedicated to the Dandoko project was on site with the objective of completing up to 4,000 meters of combined metallurgical and geotechnical drilling and the initial phase of strategic exploration drilling. Additional early-stage targets within the newly acquired landholding are also being assessed at this time.

Other West African Exploration

In 2022, a total of $1.7 million is planned for the Company’s newly acquired early stage permits in Cote d’Ivoire, which is part of the other greenfield exploration budget noted below.

Masbate Mine

The Masbate exploration budget for 2022 is approximately $5.8 million, including approximately 10,200 metres of drilling. The 2022 exploration program has mainly focused on the Main Vein, Old Lady and Blue Quartz zones at Masbate, converting Inferred Mineral Resource areas below existing design pits to support expanding the existing open pits. In addition, several grassroot greenfield targets are also being further tested.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2022 is approximately $4 million. Exploration in 2022 will include 12,320 metres of diamond drilling and 5,400 metres of RAB drilling at the Otjikoto mine area. Diamond drilling earlier this year targeted the extension of the existing Wolfshag underground Mineral Resource area and a new zone located parallel to and east of Wolfshag. This has largely been completed, with further drilling planned from underground platforms next year. Current diamond drilling has been directed to the extension of the Otjikoto structure several kilometers south of the Otjikoto open pit. Drilling is also underway on several other regional targets in proximity to the Otjikoto mine infrastructure.

Other Greenfield Exploration

B2Gold has allocated approximately $29 million in 2022 for its grassroots exploration programs, including Finland, Uzbekistan,
Zimbabwe and several new regions.

In Finland, the Company has allocated $8 million to the Central Lapland Joint Venture with Aurion Resources Ltd. With the proportional contribution by Aurion to the Joint Venture, the total budget for 2022 is $11 million. Drilling this year has focused on the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the Joint Venture ground) coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and is being successfully followed up in 2022, with 17,000 metres planned.

In Uzbekistan, the Company has allocated $6 million to advance exploration on the ground it has acquired in proximity to the world class Muruntau super-mine. Multiple targets on structures and lithologies with comparable alteration and geochemical characteristics as Muruntau were identified by mapping, RAB drilling and trenching. Reverse circulation and diamond drilling were carried out on some of these targets in 2021. Some of these targets will be followed up in 2022, as well ongoing drill testing of remaining and new targets. A total of 32,700 metres of diamond and reverse circulation drilling has been planned.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued around the world.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2021. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Gramalote Project

During the years ended December 31, 2014 and December 31, 2015, the Company recorded impairment charges of $97 million and $36 million, respectively, for a cumulative impairment charge of $133 million. In July 2022, based on the preliminary results of the optimized feasibility study for the Gramalote Project, a joint venture between B2Gold and AngloGold, both partners have determined that the project does not currently meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalizing the optimized feasibility study, B2Gold and AngloGold have jointly made the decision to review the alternatives for the Gramalote Project over the coming months. The decision was considered to be an impairment indicator. The Company has performed an impairment test on the Gramalote Project cash-generating unit (“CGU”) as at June 30, 2022.

The carrying value of the Gramalote Project’s exploration and evaluation property was compared to the property’s recoverable amount which was determined to be its fair value less costs of disposal as at June 30, 2022. To estimate the recoverable amount of the Gramalote Project’s CGU for impairment, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices, foreign exchange rates and the discount rate. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at June 30, 2022 were:

•Long-term gold price of $1,650/ounce
•Silver price of $23/ounce
•Mine life of 12 years with construction beginning in 2024
•Discount rate of 6.5%

The Company’s analysis concluded that the carrying value of the Gramalote Project at June 30, 2022 was not impaired. The recoverable amount of the Gramalote Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce reduction in the gold price would result in a reduction in the recoverable amount of approximately $38 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $9 million.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	185,704	13,443	199,147
Royalties and production taxes	18,286	6,164	2,194	26,644	929	27,573

Total cash costs	112,094	61,187	39,067	212,348	14,372	226,720

Gold sold (ounces)	135,150	62,600	31,650	229,400	12,158	241,558

Cash operating costs per ounce ($/ gold ounce sold)	694	879	1,165	810	1,106	824

Total cash costs per ounce ($/ gold ounce sold)	829	977	1,234	926	1,182	939

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	68,525	36,177	26,068	130,770	14,372	145,142
Royalties and production taxes	22,453	6,472	4,229	33,154	1,069	34,223

Total cash costs	90,978	42,649	30,297	163,924	15,441	179,365

Gold sold (ounces)	161,550	66,300	58,800	286,650	14,503	301,153

Cash operating costs per ounce ($/ gold ounce sold)	424	546	443	456	991	482

Total cash costs per ounce ($/ gold ounce sold)	563	643	515	572	1,065	596

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	466,967	41,732	508,699
Royalties and production taxes	51,233	17,130	7,872	76,235	3,026	79,261

Total cash costs	292,709	147,607	102,886	543,202	44,758	587,960

Gold sold (ounces)	361,800	160,150	107,850	629,800	39,976	669,776

Cash operating costs per ounce ($/ gold ounce sold)	667	815	881	741	1,044	760

Total cash costs per ounce ($/ gold ounce sold)	809	922	954	862	1,120	878

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	195,873	108,510	70,312	374,695	41,534	416,229
Royalties and production taxes	58,027	18,348	7,976	84,351	3,147	87,498

Total cash costs	253,900	126,858	78,288	459,046	44,681	503,727

Gold sold (ounces)	396,750	181,641	110,660	689,051	43,935	732,986

Cash operating costs per ounce ($/ gold ounce sold)	494	597	635	544	945	568

Total cash costs per ounce ($/ gold ounce sold)	640	698	707	666	1,017	687
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	185,704	13,443	199,147
Inventory sales adjustment	805	(11,773)	(3,267)	(14,235)	—	(14,235)

Cash operating costs	94,613	43,250	33,606	171,469	13,443	184,912

Gold produced (ounces)	129,933	49,902	35,068	214,903	12,113	227,016

Cash operating costs per ounce ($/ gold ounce produced)	728	867	958	798	1,110	815

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	68,525	36,177	26,068	130,770	14,372	145,142
Inventory sales adjustment	(8,372)	1,081	254	(7,037)	—	(7,037)

Cash operating costs	60,153	37,258	26,322	123,733	14,372	138,105

Gold produced (ounces)	165,557	61,207	68,959	295,723	14,538	310,261

Cash operating costs per ounce ($/ gold ounce produced)	363	609	382	418	989	445

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	466,967	41,732	508,699
Inventory sales adjustment	(4,877)	886	1,276	(2,715)	—	(2,715)

Cash operating costs	236,599	131,363	96,290	464,252	41,732	505,984

Gold produced (ounces)	354,647	164,041	101,546	620,234	39,770	660,004

Cash operating costs per ounce ($/ gold ounce produced)	667	801	948	749	1,049	767

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	195,873	108,510	70,312	374,695	41,534	416,229
Inventory sales adjustment	(2,675)	(1,235)	625	(3,285)	—	(3,285)

Cash operating costs	193,198	107,275	70,937	371,410	41,534	412,944

Gold produced (ounces)	404,256	175,598	118,892	698,746	43,771	742,517

Cash operating costs per ounce ($/ gold ounce produced)	478	611	597	532	949	556
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2022:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	—	185,704	13,443	199,147
Royalties and production taxes	18,286	6,164	2,194	—	26,644	929	27,573
Corporate administration	1,851	590	1,215	6,728	10,384	787	11,171
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	4,278	4,278	—	4,278
Community relations	364	54	455	—	873	—	873
Reclamation liability accretion	259	244	190	—	693	—	693
Realized gains on derivative contracts	(3,021)	(3,456)	(1,506)	—	(7,983)	—	(7,983)
Sustaining lease expenditures	138	298	732	564	1,732	—	1,732
Sustaining capital expenditures(2)	18,721	9,882	10,847	—	39,450	2,399	41,849
Sustaining mine exploration(2)	1,827	696	443	—	2,966	—	2,966

Total all-in sustaining costs	132,233	69,495	51,443	11,570	264,741	17,558	282,299

Gold sold (ounces)	135,150	62,600	31,650	—	229,400	12,158	241,558

All-in sustaining cost per ounce ($/ gold ounce sold)	978	1,110	1,625	—	1,154	1,444	1,169
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below
The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2022:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	20,353	10,158	20,292	50,803	2,399	53,202
Cardinal mobile equipment	(903)	—	—	(903)	—	(903)
Tailings facility life-of-mine study	(399)	—	—	(399)	—	(399)
Fekola underground study	(270)	—	—	(270)	—	(270)
Other	(60)	(34)	—	(94)	—	(94)
Land acquisitions	—	(242)	—	(242)	—	(242)
Underground development	—	—	(8,387)	(8,387)	—	(8,387)
National power grid connection	—	—	(1,058)	(1,058)	—	(1,058)

Sustaining capital expenditures	18,721	9,882	10,847	39,450	2,399	41,849

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2022:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,392	696	896	4,984	—	4,984
Regional exploration	(1,565)	—	(453)	(2,018)	—	(2,018)

Sustaining mine exploration	1,827	696	443	2,966	—	2,966
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2021:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	68,525	36,177	26,068	—	130,770	14,372	145,142
Royalties and production taxes	22,453	6,472	4,229	—	33,154	1,069	34,223
Corporate administration	1,943	451	1,465	6,551	10,410	565	10,975
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	4,131	4,131	—	4,131
Community relations	502	38	315	—	855	—	855
Reclamation liability accretion	124	147	95	—	366	—	366
Realized gains on derivative contracts	(1,324)	(1,556)	(736)	—	(3,616)	—	(3,616)
Sustaining lease expenditures	159	330	40	667	1,196	—	1,196
Sustaining capital expenditures(2)	23,262	6,269	13,404	—	42,935	681	43,616
Sustaining mine exploration(2)	—	1,446	1,034	—	2,480	—	2,480

Total all-in sustaining costs	115,644	49,774	45,914	11,349	222,681	16,687	239,368

Gold sold (ounces)	161,550	66,300	58,800	—	286,650	14,503	301,153

All-in sustaining cost per ounce ($/ gold ounce sold)	716	751	781	—	777	1,151	795
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2021:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	27,961	7,023	19,371	54,355	681	55,036
Solar plant	(690)	—	—	(690)	—	(690)
Cardinal pit development	(4,009)	—	—	(4,009)	—	(4,009)
Land acquisitions	—	(460)	—	(460)	—	(460)
Other	—	(294)	—	(294)	—	(294)
Underground development	—	—	(4,559)	(4,559)	—	(4,559)
National power grid connection	—	—	(1,408)	(1,408)	—	(1,408)

Sustaining capital expenditures	23,262	6,269	13,404	42,935	681	43,616
The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2021:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,096	1,446	1,257	4,799	1,840	6,639
Regional exploration	(2,096)	—	(223)	(2,319)	(1,840)	(4,159)

Sustaining mine exploration	—	1,446	1,034	2,480	—	2,480

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2022:

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	—	466,967	41,732	508,699
Royalties and production taxes	51,233	17,130	7,872	—	76,235	3,026	79,261
Corporate administration	6,138	1,818	4,090	21,715	33,761	2,333	36,094
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	11,157	11,157	—	11,157
Community relations	747	191	1,007	—	1,945	—	1,945
Reclamation liability accretion	642	654	472	—	1,768	—	1,768
Realized gains on derivative contracts	(9,908)	(10,856)	(4,804)	—	(25,568)	—	(25,568)
Sustaining lease expenditures	523	935	2,178	1,763	5,399	—	5,399
Sustaining capital expenditures(2)	54,689	28,887	27,092	—	110,668	2,399	113,067
Sustaining mine exploration(2)	5,820	3,111	1,600	—	10,531	—	10,531

Total all-in sustaining costs	351,360	172,347	134,521	34,635	692,863	49,490	742,353

Gold sold (ounces)	361,800	160,150	107,850	—	629,800	39,976	669,776

All-in sustaining cost per ounce ($/ gold ounce sold)	971	1,076	1,247	—	1,100	1,238	1,108
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2022:

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	68,779	29,908	59,575	158,262	2,399	160,661
Cardinal mobile equipment	(8,902)	—	—	(8,902)	—	(8,902)
Tailings facility life-of-mine study	(4,329)	—	—	(4,329)	—	(4,329)
Fekola underground study	(638)	—	—	(638)	—	(638)
Other	(221)	(34)	(362)	(617)	—	(617)
Land acquisitions	—	(987)	—	(987)	—	(987)
Underground development	—	—	(27,317)	(27,317)	—	(27,317)
National power grid connection	—	—	(4,804)	(4,804)	—	(4,804)

Sustaining capital expenditures	54,689	28,887	27,092	110,668	2,399	113,067

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2022:

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	13,848	3,111	2,275	19,234	—	19,234
Regional exploration	(8,028)	—	(675)	(8,703)	—	(8,703)

Sustaining mine exploration	5,820	3,111	1,600	10,531	—	10,531
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2021:

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	195,873	108,510	70,312	—	374,695	41,534	416,229
Royalties and production taxes	58,027	18,348	7,976	—	84,351	3,147	87,498
Corporate administration	5,265	1,857	3,818	20,085	31,025	1,878	32,903
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	8,684	8,684	—	8,684
Community relations	1,054	73	1,042	—	2,169	—	2,169
Reclamation liability accretion	355	431	271	—	1,057	—	1,057
Realized gains on derivative contracts	(3,102)	(3,342)	(1,561)	—	(8,005)	—	(8,005)
Sustaining lease expenditures	445	1,014	121	1,044	2,624	—	2,624
Sustaining capital expenditures(2)	41,271	18,217	41,375	—	100,863	2,209	103,072
Sustaining mine exploration(2)	7,227	3,848	2,503	—	13,578	—	13,578

Total all-in sustaining costs	306,415	148,956	125,857	29,813	611,041	48,768	659,809

Gold sold (ounces)	396,750	181,641	110,660	—	689,051	43,935	732,986

All-in sustaining cost per ounce ($/ gold ounce sold)	772	820	1,137	—	887	1,110	900
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021:

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	54,078	20,365	59,337	133,780	2,209	135,989
Solar plant	(8,798)	—	—	(8,798)	—	(8,798)
Cardinal pit development	(4,009)	—	—	(4,009)	—	(4,009)
Land acquisitions	—	(1,488)	—	(1,488)	—	(1,488)
Other	—	(660)	—	(660)	—	(660)
Underground development	—	—	(14,479)	(14,479)	—	(14,479)
National power grid connection	—	—	(3,483)	(3,483)	—	(3,483)

Sustaining capital expenditures	41,271	18,217	41,375	100,863	2,209	103,072

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021:

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	9,323	3,871	2,846	16,040	3,382	19,422
Regional exploration	(2,096)	(23)	(343)	(2,462)	(3,382)	(5,844)

Sustaining mine exploration	7,227	3,848	2,503	13,578	—	13,578

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net (loss) income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(23,410)	123,110	95,117	283,122

Adjustments for non-recurring and significant recurring non-cash items:
Reversal of impairment of long-lived assets	—	—	(909)	—
Write-down of mineral property interests	3,846	—	6,873	1,040
Loss on sale of mineral interests	2,804	—	2,804	—
Unrealized losses (gains) on derivative instruments	16,734	(2,532)	7,271	(17,076)
Dilution gain on investment in Calibre	—	—	(5,458)	—
Non-cash interest income on deferred consideration receivable	(716)	—	(2,806)	—
Deferred income tax expense	32,738	2,172	39,448	5,560

Adjusted net income attributable to shareholders of the Company for the period	31,996	122,750	142,340	272,646

Basic weighted average number of common shares outstanding (in thousands)	1,064,301	1,054,747	1,060,826	1,053,127

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.03	0.12	0.13	0.26

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2022	2022	2022	2021	2021	2021	2021	2020
Gold revenue ($ in thousands)	392,554	381,985	365,583	526,113	510,859	362,990	362,302	479,525
Net (loss) income for the period ($ in thousands)	(21,234)	40,686	90,803	153,140	134,871	73,982	98,832	174,405
(Loss) earnings per share (1) – basic ($)	(0.02)	0.04	0.08	0.13	0.12	0.07	0.09	0.16
(Loss) earnings per share (1) – diluted ($)	(0.02)	0.04	0.08	0.13	0.12	0.06	0.09	0.16
Cash provided (used) by operating activities ($ in thousands)	93,118	124,879	107,310	266,292	320,283	(8,316)	145,854	196,690
Gold sold (ounces)	229,400	205,300	195,100	292,350	286,650	200,071	202,330	256,655
Average realized gold price ($/ ounce)	1,711	1,861	1,874	1,800	1,782	1,814	1,791	1,868
Gold produced (ounces)	214,903	208,858	196,473	288,849	295,723	197,380	205,643	256,319
Gold produced, total including Calibre equity investment (ounces)	227,016	223,623	209,365	304,897	310,261	211,612	220,644	270,469
Cash operating costs (2) ($/ gold ounce sold)	824	786	656	433	482	675	582	461
Total cash costs (2) ($/ gold ounce sold)	939	900	784	556	596	794	709	578
All-in sustaining costs (2) ($/ gold ounce sold)	1,169	1,111	1,036	860	795	1,016	932	926
Adjusted net income (1)(2) ($ in thousands)	31,996	45,248	65,096	112,724	122,750	51,866	98,030	146,729
Adjusted earnings per share (1)(2) – basic ($)	0.03	0.04	0.06	0.11	0.12	0.05	0.09	0.14
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue.

SUMMARY AND OUTLOOK
For the full-year 2022, total consolidated production and cost guidance remains unchanged. Lower than expected production at the Fekola and Otjikoto mines in the third quarter of 2022 were due to temporary mining sequence changes (refer to "Review of Mining Operations and Development Projects" section). Strong production is anticipated in the fourth quarter of 2022 at both operations. As a result, the Company re-affirms its total gold production guidance for 2022 of between 990,000 and 1,050,000 ounces of gold (including 40,000 and 50,000 attributable ounces projected from Calibre). Overall and after factoring in the operating results for the first nine months of 2022, the Company's costs guidance ranges for full-year 2022 remain unchanged. The Company’s total consolidated cash operating costs are expected to be at the upper end of the original guidance range of between $620 and $660 per ounce and total consolidated all-in sustaining costs are expected to within the original guidance range of between $1,010 and $1,050 per ounce.

The Company is expanding the scope of its exploration activities on the Anaconda Area to build on the successful exploration programs already completed to date. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022. On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2. On September 20, 2022, the Company completed the acquisition of Oklo. This provides B2Gold with an additional landholding of 1,405 km2 covering highly prospective greenstone belts in Mali, including Oklo’s flagship Dandoko project (550 km2), located approximately 25 kilometres from each of the Fekola Mine and the Anaconda Area.

In 2022, the Company budgeted $33 million for development of saprolite mining at the Anaconda Area including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is arriving, and the Company expects to break ground on roads and mining infrastructure construction in the fourth quarter of 2022. Engineering and procurement of the mine workshop and mobile equipment is on schedule for saprolite production from the Bantako license area as early as the second quarter of 2023 and from the Dandoko license area as early as the fourth quarter of 2023. Production from Bantako and Dandoko is contingent upon receipt of all necessary permits as well as optimizing long-term project value from the various oxide and sulphide material sources now available including Fekola Pit, Fekola Underground, Cardinal, Bantako, Menankoto, Dandoko, and Bakolobi.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The

Company has therefore commenced a feasibility level engineering study of stand-alone oxide processing facilities at the Anaconda Area. The study will be based on processing at least 4 Mtpa of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis indicates that the combined Fekola and Anaconda processing facilities could have the potential to produce more than 800,000 ounces of gold per year commencing as early as 2026, subject to completion of final feasibility studies, and the receipt of all necessary regulatory approvals and permits.

After a very successful year for exploration in 2021, B2Gold is conducting an aggressive exploration campaign in 2022 with a revised budget of approximately $75 million. Exploration is focused predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million for its grassroots exploration programs, including several new regions. Included in the grassroots exploration program is $8 million allocated to Finland for the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the joint venture ground) coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and is being successfully followed up with 17,000 metres planned in 2022.

In conjunction with the Company's continued growth plans in Mali and its ongoing global exploration program, it is also continuing to take stock of its existing brownfield and exploration programs and seek alternative opportunities for realizing value of such properties when the Company decides that they do not meet its investment criteria. In 2021, the Company completed the sale of its Kiaka and Toega projects to West African Resources Corp. The final deferred consideration cash installment of $45 million was received in the third quarter of 2022 and the Company still retains upside in the future operation of the projects through share ownership and royalties. In October 2022, the Company and its 50/50 partner, AngloGold, completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that it would be the best interests of all stakeholders for a new party to own the Gramalote Project. Accordingly, both parties intend to commence a joint sales process for the Gramalote Project in the fourth quarter of 2022.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.
OUTSTANDING SHARE DATA
At November 1, 2022, 1,074,566,665 common shares were outstanding. In addition, there were approximately 31 million stock options outstanding with exercise prices ranging between Cdn.$2.94 to Cdn.$8.53 per share, approximately 2.9 million RSUs outstanding and approximately 4.6 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 25% basis for the first quarter of 2022 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and all-in sustaining costs of between $1,010 and $1,050 per ounce; the grade at Fekola Mine to average between 3.4 to 3.5 g/t gold in the fourth quarter of 2022; the potential upside to increase Fekola's gold production by trucking material from the Anaconda Area, including the potential to add approximately 80,000 to 100,000 per year to Fekola’s annual production profile, and for the Anaconda area and the Dandoko project to provide saprolite material to feed the Fekola mill starting in the second quarter of 2023 and the fourth quarter of 2023, respectively; breaking ground on roads and mining infrastructure construction at the Anaconda Area in the fourth quarter of 2022 the timing and results of a feasibility level engineering study for the Anaconda area to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year over a 10-year period starting in 2026; the potential for production from the Cardinal zone to add approximately 50,000 ounces in 2022 to the Company's production profile and approximately 60,000 per year over the next 6 to 8 years; the intention to commence a joint sales process with AngloGold for the Gramalote Project in the fourth quarter of 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at Calibre's El Limon, La Libertad and Pan mines. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Brian Scott, P.Geo., Vice President Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.